Filed by Apple Hospitality REIT, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Apple REIT Ten, Inc.
Commission File No.: 000-54651

VIAVID
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Apple Hospitality REIT

Apple Hospitality REIT Merger Conference Call

April 14, 2016

C O R P O R A T E   P A R T I C I P A N T S

Kelly Clarke, Vice President of Investor Services

Justin G. Knight, President, Chief Executive Officer

Bryan Peery, Executive Vice President and Chief Financial Officer

C O N F E R E N C E   C A L L   P A R T I C I P A N T S

David Loeb, Robert W. Baird

Bryan Maher, FBR & Co.

Ryan Meliker, Canccord Genuity, Inc.

P R E S E N T A T I O N

Operator:

Greetings and welcome to the Apple Hospitality Merger call.  At this time all participants are in a listen only mode.  A brief question and answer session will follow the formal presentation.  If anyone should require Operator assistance during the conference, please press star, zero from your telephone keypad.  As a reminder this conference is being recorded.

I would now like to turn the conference over to your host, Kelly Clarke, Vice President, Investor Services.  Thank you Ms. Clarke you may now begin.

Kelly Clarke:

Good morning and thank you for joining us.  I would like to remind everyone that today’s call may contain forward-looking statements, as defined by Federal Securities Laws, including statements regarding future operating results or Pro forma combined information.  These statements involve known and unknown risks and other factors which may cause actual results, performance, or achievements of Apple Hospitality, Apple Ten or the combined Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.  Participants should carefully review each Companies’ financial statements and the notes thereto, as well as the risk factors described in their filings with the SEC.  Any forward-looking statements that are made speak only as of today and the Companies undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or developments, future events or otherwise, except as required by law.  For a copy of the press release, presentation or additional information about the Companies, please visit applehospitalityreit.com and applereitten.com.

ViaVid has made considerable efforts to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call.  This transcript is being made available for information purposes only.
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This morning Justin Knight and Bryan Peery will provide an overview of the proposed merger between Apple Hospitality REIT and Apple REIT Ten.  Following the overview we will have a brief question and answer session.

It is now my pleasure to turn the call over to Justin.

Justin G. Knight:

Thank you, Kelly.  Good morning and thank you for joining us.  We are excited to announce this morning that Apple Hospitality REIT and Apple REIT Ten have entered into a definitive Merger Agreement under which the Companies will create one of the largest select service lodging REITS in the industry with a combined portfolio consisting of 234 hotels.

Apple Ten is comprised of 55 Hilton and Marriott branded, primarily upscale and upper midscale hotels, located in 17 states.  The Apple Ten portfolio includes over 7,000 guestrooms, has an average effective age of three years and achieved 2015 comparable Hotel RevPAR of over $97.  Perhaps most importantly our Management Team assembled the Apple Ten portfolio of hotels and has managed the Company since its first acquisition in 2011 providing us deep knowledge of each of the assets.

The proposed merger will enable us to continue to build upon our core strategy and differentiators in the lodging sector, which include: Deep ownership in Hilton and Marriott select service and extended stay brands; Unparalleled geographic and demand diversification with hotels located in over 90 MSAs; A relatively young, well maintained portfolio with an average effective age for the combined Companies portfolio of approximately four years; Scale, with over 30,000 guestrooms and a combined enterprise value of over $5.5 billion.  In addition, our balance sheet will continue to be one of the strongest and most agile in the lodging sector with Pro forma combined debt to 2016 estimated Adjusted EBITDA of approximately three times.

We have provided additional information about each Company and the Pro forma combined Company in a presentation that is available on each Companies’ website and was filed with the SEC.

Merger consideration will be mostly in the form of Apple Hospitality stock enabling us to effectively utilize our relative cost of capital to deliver value to Apple Ten Shareholders.

The Apple Ten shareholders have received an annual dividend of 7.5% since inception and their original purchase price, including fees and commissions, was $11 per share or less.  The proposed consideration equates to $11.17 per share based on Apple Hospitality’s April 12th, 20 day Volume Weighted Average Price.

The proposed merger is anticipated to be accretive to Apple Hospitality Shareholders in the first year after closing on both an absolute and leverage neutral basis based on the projected operations for the combined Companies.  It provides an opportunity to efficiently deploy capital, growing Apple Hospitality’s equity market cap by almost $1 billion with an issuance of approximately 49 million shares without dilution to current Apple Hospitality Shareholders.  It maintains the strength and flexibility of our balance sheet and expands our geographic footprint while enhancing the quality of our portfolio and increasing the depth of our ownership in key Marriott and Hilton select service and extended stay brands.

The transaction is subject to a vote by both Companies’ Shareholders.  It is subject to the other terms and conditions of the definitive Merger Agreement and is expected to close sometime in the third quarter of this year.

I will now turn the time over to Bryan Peery, our Company’s Chief Financial Officer to further outline the merger consideration and process.

ViaVid has made considerable efforts to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call.  This transcript is being made available for information purposes only.
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Bryan Perry:

Thank you Justin, and good morning, I will spend a minute and walk through some of the key terms of the Merger Agreement.  More details are available in our press release, Investor presentation and will be provided in future filings with the SEC.  Under the Merger Agreement, the implied offer price is approximately $1.3 billion and is comprised of approximately $94 million in cash, approximately 49 million Apple Hospitality common shares issued to Apple Ten Shareholders, the extinguishment or assumption of Apple Ten’s debt which is approximately $239 million as of March 31, 2016 and the assumption of Apple Ten’s other assets and liabilities at closing.

Each unit and as converted Series B convertible preferred share of Apple Ten would receive 0.522 common shares of Apple Hospitality plus $1.00.  Based on Apple Hospitality’s 20 Day VWAP as of April 12, 2016 of $19.49 per share, the total per Unit consideration equates to an implied offer price of approximately $11.17 per Apple Ten Unit.  And At closing, Apple Ten will terminate its Advisory Agreements, with no amounts due the Advisors for termination.

As Justin mentioned we anticipate the transaction will close sometime during the third quarter of this year, however it is subject to a number of conditions that could impact timing.  Some of the conditions to closing are:  The Merger Agreement contains a go-shop provision, which enables Apple Ten and its advisors to actively solicit alternative proposals from third parties for a period of 45 days ending on May
28th.

A Shareholder vote is required by both Apple Ten Shareholders and the Apple Hospitality Shareholders.  For Apple Ten, the affirmative vote of a majority of the issued and outstanding Apple Ten shares, with each class and series voting as a separate voting group, is needed to approve the proposed merger.  For Apple Hospitality, the affirmative vote of a majority of the votes cast at the Apple Hospitality special meeting of Shareholders is needed to approve the issuance of the Apple Hospitality shares proposed to be issued in the merger.

The agreement is also subject to various third party approvals and customary closing conditions.  Since this transaction is subject to approval of both Apple Hospitality and Apple Ten Shareholders, we may not be able to answer all of the questions you might have today.  We will have a joint proxy and registration statement filed covering this transaction in the near future and we urge all Shareholders to carefully read it and any other relevant information that either Company may file with the SEC.

 As a reminder Apple Ten is a publicly held Company and has made filings with the SEC since its inception, therefore financial and other information is available at its website and through the SEC’s website.

Thank you again for joining us this morning, and at this time we would be happy to respond to questions you may have.

Operator:

Thank you.  At this time we'll be conducting a question-and-answer session.  If you would like to ask a question, please press star, one on your telephone keypad and a confirmation tone will indicate your line is in the question queue.  You may press star, two if you would like to remove your question from the queue.  For participants that are using speaker equipment, it may be necessary to pick up your handset before pressing the star keys.  One moment please while we poll for questions.

Thank you.  Our first question comes from the line of David Loeb with Baird.  Please go ahead with your question.

ViaVid has made considerable efforts to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call.  This transcript is being made available for information purposes only.
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David Loeb:

Good morning.  I had a couple.  Justin, could you explain the PIP process?  Do you expect that there will be a PIP for you; and if not, do you think is that a consideration for other potential buyers during the go-shop period?

Justin G. Knight:

Good morning, David.  Thanks for joining us early.

David Loeb:

It's a pleasure.

Justin G. Knight:

A very good question.  We have, as you know, a long-standing relationship with both Marriott and Hilton, and are optimistic that—well, are confident that they'll work with us on this (inaudible) transaction.  Really, at this point, that's all I can say for that.  We'll provide additional information as we have continuing conversations with them.

David Loeb:

Then I won’t press you with three follow-ups.

Justin G. Knight:

You made that too easy, David.

David Loeb:

Well, you kind of closed the door there, so there's not much I can do.  I do have one other, though, if you don't mind.  When you listed—I guess when you list the year-ago Apple Hospitality, there were a number of measures that you took to offer liquidity to your legacy Shareholders.  Do you anticipate anything similar this time for Apple Ten Shareholders?

Justin G. Knight:

You know, we do not have any current plans to make special accommodations.  I think we have good experience now, having recently listed public companies with a large number of Retail Shareholders, and we will use that experience to then form our decision-making as we move forward.  As you know, we have nearly $500 million available to us as part of a share buyback program approved by our Board of Directors and we would look to utilize that, similar to the way we utilized the Buyback Program after we listed.

David Loeb:

But at least at this point you have no plans for a tender, for example?

Justin G. Knight:

Correct.

ViaVid has made considerable efforts to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call.  This transcript is being made available for information purposes only.
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David Loeb:

Okay.  I may have more but I'll come back at the end.  Thanks.

Justin G. Knight:

Okay.  Not a problem.  Thank you.

Operator:

Thank you.  Our next question is coming from the line of Bryan Maher with FBR.  Please go ahead with your questions.

Bryan Maher:

Good morning, guys, and congratulations a little bit sooner than I had expected.  Quick question; you know, we're scrolling through the filings on Apple's REIT Ten and not seeing—and maybe we're just missing it—the EBITDA for 2015.  Can you share that with us?

Bryan Peery:

We haven't historically for Apple Ten disclosed it.  I mean, you can get to it fairly easily.

Bryan Maher:

Yes.  We do have an estimated number, but I just wanted to see if you guys would share what you came up with.

Bryan Peery:

We have not published it yet.

Bryan Maher:

Okay.  Just another question.  So there's no termination fee payable to Apple Hospitality for the External Advisory, but if another buyer were to emerge, would they be required to pay Apple Hospitality a termination fee for the Advisory; and if so, what would that be?

Justin G. Knight:

No.  There will not be a fee payable for the termination of the Advisory, regardless of the buyer.

Bryan Maher:

So it's just the $5 million and the $25 million?

Bryan Peery:

Yes, $5 million plus expenses for (inaudible) go-shop and $25 after that, yes.

Bryan Maher:

Right.  Got it.  Okay.  Thanks a lot.

ViaVid has made considerable efforts to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call.  This transcript is being made available for information purposes only.
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Justin G. Knight:

Thank you.

Operator:

Thank you.  As a reminder, to ask a question you may press star, one from your telephone keypad.

Our next question is from the line of Ryan Meliker.  Please go ahead with your question.

Ryan Meliker:

Hey, good morning, guys.  Congrats on getting this done.

Justin G. Knight:

Good morning.

Ryan Meliker:

A couple of quick questions for you.  First of all, can we talk a little bit about G&A?  I know in 2015 Apple REIT Ten had $7 million of G&A.  I'm wondering how much of that is going to translate over to APLE with the merger.  Obviously, APLE has been externally managing Apple REIT Ten, but I know that there are some reductions in APLE's G&A in the form of, you know.  So help me understand how much of that $7 million is going to materialize in Apple's numbers going forward.

Justin G. Knight:

Good question, Ryan, and good morning to you.  We anticipate that we will maintain our current staffing levels through the transition.  Really to highlight, we did not factor in operational synergies as part of our analysis.  That being said, there will likely be some reduction in costs related to a pure (phon) public filings, and as we highlighted in the presentation, we anticipate benefiting from a lower cost to capital in the combined entity from borrowings endpoint, which will both provide meaningful benefits.

The largest advantage we have in this particular transaction is that we are currently managing the portfolio and have intimate knowledge of the individual assets.  So where we see ourselves as having a significant advantage is in the seamless nature of the merger from an operational standpoint.  We anticipate the staff will remain the same, management companies will remain the same, and really that the portfolio will be absorbed into Apple Hospitality without meaningful incremental costs.

Ryan Meliker:

Right.  That's what I figured.  So it sounds like the majority of that G&A will carry forward in, I guess, the way that you don't get the reimbursable back from Apple REIT Ten going forward, but some will go away associated with public company filing costs, legal costs, things like that.  Is that a fair way to think about it?

Justin G. Knight:

Yes.

Bryan Peery:

Yes, Ryan.

ViaVid has made considerable efforts to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call.  This transcript is being made available for information purposes only.
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Ryan Meliker:

Okay.  Great.  The second question I had—and I'm going to ask it, but don't know how you guys are going to answer it—is can you talk a little bit about how you guys thought about valuation for Apple REIT Ten?  I mean, were you focused on cap rates?  Were you focused on EBITDA multiples?  Obviously, this looks accretive across the board.  Just trying to understand how you guys, from the acquirers, really thought about valuation to get comfortable at this price.

Justin G. Knight:

I appreciate that, and we will be providing additional information in the proxy that will come out at some point in the future.  But consistent with past practice and future practice, our primary driver in our analysis is consistency with our current strategy; and the second is the accretion part for our Shareholders.  You know, whether we're looking at individual asset acquisitions or portfolio acquisitions, those are really the primary drivers for our decision-making process.

Ryan Meliker:

All right.  Fair enough.  That's it for me.  Thanks, guys.

Justin G. Knight:

Appreciate it.

Operator:

Thank you.  Our final question is a follow-up from the line of David Loeb with Baird.  Please go ahead with your question.

David Loeb:

Told you I'd be back.  We've done our own math on the historical Apple Ten numbers, but I'm wondering if you can just give us a little bit of help about what kind of growth you expect as a result of the two acquisitions in December and the one likely April acquisition.  Can give us an idea about what you expect first year and kind of way you think the stabilized (phon) return would be, I guess; and, frankly, all four in 2015.

Justin G. Knight:

David, I would love to help you on that.  We have not published that information.  We will continue to provide information as part of Apple Ten public filing related to total Company performance, which will take into consideration those acquisitions.  But we have not broken them out and provided that information separately.

David Loeb:

Anything you can do on a Reg-FD compliant call (phon) like this or in the Form-10 that helps us just understand what Apple Ten looks like on a forward-looking basis just given the fact that there were transactions late in '14 and in '15 that are still ramping?  That would be very helpful.

ViaVid has made considerable efforts to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call.  This transcript is being made available for information purposes only.
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Justin G. Knight:

I understand.  We will provide additional information in the proxy, which will be coming out, which will spell out or provide additional information from a guidance standpoint.  Beyond that, as I mentioned before, we'll continue to update public filings on a quarterly filing coming out very shortly for both Companies.  I apologize I can't be more helpful for that.

David Loeb:

That's fine.  I was encouraging that for the future.  What's the timing of the proxy, presumably after the go-shop period?

Bryan Peery:

Most likely, yes.

David Loeb:

Okay.  Great.  Thank you.

Justin G. Knight:

Thank you.

Justin G. Knight:

If there are no further questions, I'd like to thank you again for joining us this morning.  We're excited to have this unique opportunity to acquire a highly complementary portfolio as Hilton and Marriott branded select-service hotels, while preserving our conservative capital structure.  This acquisition highlights our disciplined approach to growth and focus on Shareholder value, and we look forward to welcoming Apple Ten Shareholders to Apple Hospitality.

Thank you.  Look forward to talking to you again soon.

Operator:

Thank you.  This concludes today's teleconference.  You may disconnect your lines at this time and we thank you for your participation.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Apple Hospitality and Apple Ten intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a joint proxy statement/prospectus.  BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SECURITY HOLDERS OF EACH COMPANY ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EACH COMPANY AND THE PROPOSED TRANSACTION.  The registration statement, the joint proxy statement/prospectus and other materials (if and when they become available) containing information about the proposed transaction, and any other documents filed by Apple Hospitality or Apple Ten with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, investors and security holders may obtain free copies of the documents filed by Apple Hospitality with the SEC on its website at www.applehospitalityreit.com.  Investors and security holders may obtain free copies of the documents filed by Apple Ten with the SEC on its website at www.applereitten.com.  Investors and security holders may also obtain free copies of the documents filed by each of Apple Hospitality or Apple Ten by directing a written request to Apple Hospitality or Apple Ten, respectively, at 814 East Main Street, Richmond, Virginia 23219, Attention: Investor Relations or at (804) 727-6321.

ViaVid has made considerable efforts to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call.  This transcript is being made available for information purposes only.
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Certain Information Regarding Participants

Apple Hospitality and Apple Ten and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of that company in connection with the proposed merger.  Information about the executive officers and directors of Apple Hospitality and their ownership of securities in Apple Hospitality is set forth in Apple Hospitality’s definitive proxy statement for the 2016 Annual Meeting of Shareholders, which was filed with the SEC on March 29, 2016.  Information about the executive officers and directors of Apple Ten and their ownership of securities in Apple Ten is set forth in Apple Ten’s definitive proxy statement for the 2016 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2016.  Investors and security holders may obtain additional information regarding the direct and indirect interests of Apple Hospitality and Apple Ten and their respective executive officers and directors in the proposed transaction by reading the joint proxy statement/prospectus and other relevant documents filed with the SEC when they become available.  You may obtain free copies of these documents from Apple Hospitality or Apple Ten using the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ViaVid has made considerable efforts to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call.  This transcript is being made available for information purposes only.
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